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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.     )1

Yelp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

985817105

(CUSIP Number)

12/31/12

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104	13G	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Partners, L.P. (“Elevation Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,622,355
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,622,355
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,622,355[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%[3]
12	TYPE OF REPORTING PERSON* PN

[2]

Consists of 11,622,355 shares of Class B Common Stock. Each Share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[3]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 29788A104	13G	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Employee Side Fund, LLC (“Side Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,454
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454[4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%[5]
12	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

[4]

Consists of 3,454 shares of Class B Common Stock. Each Share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[5]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 29788A104	13G	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Associates, L.P. (“Elevation GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,622,355, of which 11,622,355 are directly held by Elevation Partners. Elevation GP is the general partner of Elevation Partners.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,622,355, of which 11,622,355 are directly held by Elevation Partners. Elevation GP is the general partner of Elevation Partners.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,622,355[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%[7]
12	TYPE OF REPORTING PERSON* PN

[6]

Consists of 11,622,355 shares of Class B Common Stock. Each Share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[7]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 29788A104	13G	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Management, LLC (“Elevation Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,454, of which 3,454 shares are directly held by Side Fund. Elevation Management is the sole managing member of Side Fund.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,454, of which 3,454 shares are directly held by Side Fund. Elevation Management is the sole managing member of Side Fund.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%[9]
12	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

[8]

Consists of 3,454 shares of Class B Common Stock. Each Share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[9]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 825211 10 5	13G	Page 6 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Associates, LLC (“Elevation LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER

11,622,355, of which 11,622,355 shares are directly held by Elevation Partners. Elevation LLC is the general partner of Elevation GP. Elevation GP is the general partner of Elevation Partners.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER

11,622,355, of which 11,622,355 shares are directly held by Elevation Partners. Elevation LLC is the general partner of Elevation GP. Elevation GP is the general partner of Elevation Partners.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,622,355[10]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%[11]
12	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

[10]

Consists of 11,622,355 shares of Class B Common Stock. Each Share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[11]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 825211 10 5	13G	Page 7 of 12

Item 1(a)	Name of Issuer:

Yelp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

706 Mission Street

San Francisco, California 94103

Item 2(a)	Name of Person Filing:

Elevation Partners, L.P.

Elevation Associates, L.P.

Elevation Employee Side Fund, LLC

Elevation Management, LLC

Elevation Associates, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

2800 Sand Hill Road, Suite 160

Menlo Park, California 94025

Item 2(c)	Citizenship:

The entities listed in Item 2(a) are Delaware Limited Partnerships and Delaware Limited Liability Companies.

Item 2(d)	Title of Class of Securities:

Class B Common Stock

Item 2(e)	CUSIP Number:

985817105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

Not applicable.

Item 4.	Ownership.

See Items 5-11 of cover sheets attached hereto

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

CUSIP No. 825211 10 5	13G	Page 8 of 12

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

[The remainder of this page intentionally left blank.]

CUSIP No. 825211 10 5	13G	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Fred Anderson

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Partners, L.P., a Delaware limited partnership
By: Elevation Associates, L.P., a Delaware limited partnership, its General Partner

By: Elevation Associates, LLC, a Delaware limited liability company, its General Partner

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Associates, L.P., a Delaware limited partnership
By: Elevation Associates, LLC., a Delaware limited liability company, its General Partner

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Associates, LLC, a Delaware limited liability company
By: Fred Anderson, its managing member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

CUSIP No. 825211 10 5	13G	Page 10 of 12

Elevation Employee Side Fund, LLC, a Delaware limited liability company
By: Elevation Management, LLC., a Delaware limited liability company, its Managing Member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Management, LLC, a Delaware limited liability company
By: Fred Anderson, its managing member
Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

CUSIP No. 825211 10 5	13G	Page 1 1 of 12

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2013 containing the information required by Schedule 13G, for the securities of Yelp, Inc., held by Elevation Partners, L.P., each a Delaware limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Fred Anderson

Signature	/s/ Tracy Hogan
Tracy Hogan,
Attorney-in-Fact

Elevation Partners, L.P., a Delaware limited partnership
By: Elevation Associates, L.P., a Delaware limited
partnership, its General Partner

By: Elevation Associates, LLC, a Delaware limited liability company, its General Partner

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Associates, L.P., a Delaware limited partnership
By: Elevation Associates, LLC., a Delaware limited
liability company, its General Partner

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Associates, LLC, a Delaware limited liability company
By: Fred Anderson, its managing member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

CUSIP No. 825211 10 5	13G	Page 12 of 12

Elevation Employee Side Fund, LLC, a Delaware limited liability company
By: Elevation Management, LLC., a Delaware limited liability company, its Managing Member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Management, LLC, a Delaware limited liability company
By: Fred Anderson, its managing member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact